UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)

AxonPrime Infrastructure Acquisition Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05467C 108
(CUSIP Number)

Dinakar Singh
AxonPrime Infrastructure Sponsor LLC
126 E. 56th St., 30th Floor
New York, New York 10022
(212) 479-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05467C 108	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
AxonPrime Infrastructure Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,587,500 1/

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,587,500 1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,587,500 1/

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3% 2/

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1/          Represents 3,587,500 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock” or “Founder Shares"), of AxonPrime Infrastructure Acquisition Corporation (the “Issuer”) that are convertible into shares of Class A common stock, par value $0.0001 (“Class A Common Stock”), of the Issuer, on a one-for-one basis, as described in the Issuer’s final prospectus (the “Final Prospectus”), dated August 12, 2021, filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 16, 2021, under the heading “Description of Securities—Founder Shares.”

2/          Based on 15,000,000 shares of Class A Common Stock outstanding upon the completion of the Issuer’s initial public offering (“IPO”), as disclosed in the Final Prospectus (assuming no exercise of the underwriters’ over-allotment option). Assumes the conversion of the shares of Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 05467C 108	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
AxonPrime Infrastructure Sponsor JV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,587,500 1/

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,587,500 1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,587,500 1/

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3% 2/

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1/          Represents 3,587,500 shares of Class B Common Stock that are convertible into shares of Class A Common Stock, on a one-for-one basis, as described in the Final Prospectus under the heading “Description of Securities—Founder Shares.”

2/          Based on 15,000,000 shares of Class A Common Stock outstanding upon the completion of the IPO, as disclosed in the Final Prospectus (assuming no exercise of the underwriters’ over-allotment option). Assumes the conversion of the shares of Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 05467C 108	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
Prime Infrastructure Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,587,500 1/

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,587,500 1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,587,500 1/

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3% 2/

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1/          Represents 3,587,500 shares of Class B Common Stock that are convertible into shares of Class A Common Stock, on a one-for-one basis, as described in the Final Prospectus under the heading “Description of Securities—Founder Shares.”

2/          Based on 15,000,000 shares of Class A Common Stock outstanding upon the completion of the IPO, as disclosed in the Final Prospectus (assuming no exercise of the underwriters’ over-allotment option). Assumes the conversion of the shares of Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 05467C 108	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
Dakin Sloss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,587,500 1/

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,587,500 1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,587,500 1/

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3% 2/

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1/          Represents 3,587,500 shares of Class B Common Stock that are convertible into shares of Class A Common Stock, on a one-for-one basis, as described in the Final Prospectus under the heading “Description of Securities—Founder Shares.”

2/          Based on 15,000,000 shares of Class A Common Stock outstanding upon the completion of the IPO, as disclosed in the Final Prospectus (assuming no exercise of the underwriters’ over-allotment option). Assumes the conversion of the shares of Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 05467C 108	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
Axon Infrastructure Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,587,500 1/

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,587,500 1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,587,500 1/

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3% 2/

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1/          Represents 3,587,500 shares of Class B Common Stock that are convertible into shares of Class A Common Stock, on a one-for-one basis, as described in the Final Prospectus under the heading “Description of Securities—Founder Shares.”

2/          Based on 15,000,000 shares of Class A Common Stock outstanding upon the completion of the IPO, as disclosed in the Final Prospectus (assuming no exercise of the underwriters’ over-allotment option). Assumes the conversion of the shares of Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 05467C 108	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
Axon Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,500,000 1/

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,500,000 1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000 1/

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% 2/

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1/          Represents 1,500,000 shares of Class A Common Stock acquired in connection with the purchase of 1,500,000 units of the Issuer (each consisting of one share of Class A Common Stock and one-third of one redeemable warrant). Does not include 500,000 shares of Class A Common Stock issuable upon the exercise of the warrants included as part of such units.

2/          Based on 15,000,000 shares of Class A Common Stock outstanding upon the completion of the IPO, as disclosed in the Final Prospectus (assuming no exercise of the underwriters’ over-allotment option).

SCHEDULE 13D

CUSIP No. 05467C 108	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
Axon Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,087,500 1/

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,087,500 1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,087,500 1/

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4% 2/

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1/          Represents (a) 1,500,000 shares of Class A Common Stock acquired by Axon Partners, LP, of which Axon Capital LP is the investment manager, in connection with the purchase of 1,500,000 units of the Issuer (each consisting of one share of Class A Common Stock and one-third of one redeemable warrant) and (b) 3,587,500 shares of Class B Common Stock convertible into shares of Class A Common Stock, on a one-for-one basis, as described in the Final Prospectus, that may be deemed to be beneficially owned by Dinakar Singh. Axon Capital LP is the managing member of Axon Infrastructure Sponsor LLC. Axon Capital LP may be deemed to beneficially own the shares reported as beneficially owned by each of Mr. Singh and Axon Infrastructure Sponsor LLC. Does not include 500,000 shares of Class A Common Stock issuable upon the exercise of the warrants included as part of such units.

2/          Based on 15,000,000 shares of Class A Common Stock outstanding upon the completion of the IPO, as disclosed in the Final Prospectus (assuming no exercise of the underwriters’ over-allotment option). Assumes the conversion of the shares of Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 05467C 108	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS
Dinakar Singh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,087,500 1/

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,087,500 1/

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,087,500 1/

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4% 2/

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1/          Represents (a) 1,500,000 shares of Class A Common Stock acquired in connection with the purchase of 1,500,000 units of the Issuer (each consisting of one share of Class A Common Stock and one-third of one redeemable warrant) indirectly through Axon Partners, LP, which is the record holder of such shares, and (b) 3,587,500 shares of Class B Common Stock that are convertible into shares of Class A Common Stock, on a one-for-one basis, as described in the Final Prospectus. Does not include 500,000 shares of Class A Common Stock issuable upon the exercise of the warrants included as part of the foregoing units.

2/          Based on 15,000,000 shares of Class A Common Stock outstanding upon the completion of the IPO, as disclosed in the Final Prospectus (assuming no exercise of the underwriters’ over-allotment option). Assumes the conversion of the shares of Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of AxonPrime Infrastructure Acquisition Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 126 E. 56th St., 30th Floor, New York, New York 10022.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of AxonPrime Infrastructure Sponsor LLC, a Delaware limited liability company (the “Sponsor”), AxonPrime Infrastructure Sponsor JV LLC, a Delaware limited liability company, Prime Infrastructure Sponsor LLC, a Delaware limited liability company, Axon Infrastructure Sponsor LLC, a Delaware limited liability company, Axon Partners, LP, a Delaware limited partnership (the “Axon Fund”), Axon Capital LP, a Delaware limited partnership (the “Axon Investment Manager”), Dakin Sloss, a natural person (“Mr. Sloss”), and Dinakar Singh, a natural person (“Mr. Singh”) (each a “Reporting Person,” and, collectively, the “Reporting Persons”). Each of Messrs. Sloss and Singh is a citizen of the United States of America.  The Reporting Persons have entered into a joint filing agreement, dated as of August 27, 2021, a copy of which is attached hereto as Exhibit 6.

The business address of each of the Reporting Persons is c/o AxonPrime Infrastructure Acquisition Corporation, 126 E. 56th St., 30th Floor, New York, New York 10022.

The principal business of each of the Sponsor, AxonPrime Infrastructure Sponsor JV LLC,  Prime Infrastructure Sponsor LLC and Axon Infrastructure Sponsor LLC is to hold equity interests (directly and indirectly, as applicable) in the Issuer. The Sponsor is a direct subsidiary of AxonPrime Infrastructure Sponsor JV LLC. 50% of the equity interests in AxonPrime Infrastructure Sponsor JV LLC are directly owned by Prime Infrastructure Sponsor LLC and 50% of such interests are directly owned by Axon Infrastructure Sponsor LLC. Prime Infrastructure Sponsor LLC is controlled by Mr. Sloss and Axon Infrastructure Sponsor LLC is controlled by Mr. Singh.  Messrs. Singh and Sloss each disclaims beneficial ownership of the securities beneficially owned by the foregoing Reporting Persons, other than to the extent of any pecuniary interest each may have therein, directly or indirectly. Mr. Sloss’s principal occupation is serving as Founder and General Partner of Prime Movers Lab.

The Axon Fund is controlled by Mr. Singh. The Axon Investment Manager, which is also controlled by Mr. Singh, is the investment manager of the Axon Fund and may be deemed to share beneficial ownership of the securities of the Issuer held directly by the Axon Fund and the securities of the Issuer that may be deemed to be beneficially owned by Mr. Singh. The Axon Fund may be deemed to be part of a group that beneficially owns more than 10% of the outstanding shares of Class A Common Stock of the Issuer. Mr. Singh disclaims beneficial ownership of the securities beneficially owned by the foregoing Reporting Persons, except to the extent of his pecuniary interest therein, if any. The principal business of each of the Axon Fund and the Axon Investment Manager is to engage in investments in both public and private companies. Mr. Singh’s principal occupation is investing, which he principally engages in through the Axon Fund and Axon Investment Manager.

During the past five years, none of the Reporting Persons and, to their knowledge, none of the persons listed on Annex A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Page 10 of 16 Pages

Item 4.	Purpose of Transaction.

On April 9, 2021, the Issuer issued an aggregate of 8,625,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock” or “Founder Shares”), of the Issuer to The Immovable Movers Trust (“IMT”), an entity of which Mr. Sloss and his spouse Gabrielle Sloss are co-trustees, for an aggregate purchase price of $25,000, or approximately $0.003 per share, pursuant to a Securities Subscription Agreement between the Issuer and IMT dated April 9, 2021. As disclosed in the Final Prospectus, the Founder Shares are automatically convertible into shares of Class A Common Stock, on a one-for-one basis, at the time of the Issuer’s initial business combination, or earlier at the election of the holder.  On April 19, 2021, the Founder Shares were assigned to the Sponsor for the same purchase price that was initially paid by IMT pursuant to a Securities Assignment Agreement between IMT and the Sponsor dated April 19, 2021. The source of funds for the foregoing purchase of Founder Shares  (1) by Mr. Sloss and IMT consisted of personal funds and (2) by the Sponsor consisted of funds contributed by its members.

On July 6, 2021, the Sponsor transferred 25,000 Founder Shares to each of the Issuer’s independent directors (for a total of 75,000 Founder Shares) at their original purchase price. In July 2021, the Sponsor returned 4,312,500 Founder Shares to the Issuer for no consideration, and such Founder Shares were canceled, resulting in an aggregate of 4,312,500 Founder Shares outstanding. Of the foregoing Founder Shares then outstanding, 4,237,500 were held by the Sponsor (which includes up to 562,500 shares which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised in connection with the Issuer’s initial public offering (“IPO”)). On August 17, 2021, in connection with the closing of the IPO, the Sponsor sold 650,000 Founder Shares to certain institutional investors and qualified institutional buyers (the “Institutional Anchor Investors”) pursuant to separate investment agreements (the “Investment Agreements”) entered into among the Sponsor, the Company and such Institutional Anchor Investors.

Simultaneously with the consummation of the Issuer’s IPO, the Sponsor purchased 3,333,333 warrants (“Private Warrants”) at a price of $1.50 per Private Warrant, for an aggregate purchase price of $5,000,000 (the “Private Placement”). Substantially concurrently with the closing of the Private Placement, the Sponsor sold an aggregate of 66,666 Private Warrants to the Institutional Anchor Investors. The Private Warrants are identical to the warrants sold in the Issuer’s IPO, except that the Private Warrants are non-redeemable (except under certain circumstances described in the Issuer’s Final Prospectus) and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees. The purchasers of the Private Warrants have agreed not to transfer, assign or sell any of the securities purchased in the Private Placement, including the underlying shares of Class A Common Stock (except to certain permitted transferees), until 30 days after the consummation of the Issuer’s initial business combination.

On August 17, 2021, the Axon Fund, an entity controlled by Mr. Singh, purchased 1,500,000 units (each made up of one share of Class A Common Stock and one-third of one redeemable warrant) (the “Units”) from the Issuer. The Units were sold as part of the Issuer’s IPO. The source of funds for the foregoing purchase of the Units by the Axon Fund consisted of cash on hand.

Page 11 of 16 Pages

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote the Founder Shares, the Class A Common Stock underlying the Private Warrants and any public shares owned by them in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Second Amended and Restated Certificate of Incorporation with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Class A Common Stock underlying the Private Warrants) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Second Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and Class A Common Stock underlying the Private Warrants shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer. Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may also change their plans or proposals in the future. In determining from time to time whether to sell the Class A Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to herein.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of August 27, 2021, the Sponsor beneficially owns 3,587,500 Founder Shares (the “Sponsor Shares”) and the Axon Fund beneficially owned 1,500,000 shares of Class A Common Stock underlying the Units (the “Axon Partners Shares”). As the managers of the entities controlling the Sponsor, Mr. Singh and Mr. Sloss may be deemed to each beneficially own the Sponsor Shares. Mr. Singh therefore may be deemed to be the beneficial ownership of an aggregate of 5,087,500 shares of Class A Common Stock. Messrs. Singh and Sloss each disclaims beneficial ownership of the Sponsor Shares. Mr. Singh disclaims beneficial ownership of the Axon Partners Shares, except to the extent of his pecuniary interest therein, if any.

As of August 27, 2021, the Sponsor Shares represent approximately 19.3% of the Class A Common Stock outstanding. As of August 27, 2021, the Axon Partners Shares and the Sponsor Shares, in the aggregate, represent approximately 27.4% of the shares of outstanding Class A Common Stock. Each of the foregoing percentages (1) is based on 15,000,000 shares of Class A Common Stock outstanding upon the completion of the IPO, as disclosed in the Issuer’s final prospectus, dated August 12, 2021, filed with the Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 16, 2021 (assuming no exercise of the underwriters’ over-allotment option) and (2) assumes the conversion of the 3,587,500 Founder Shares included within such shares into shares of Class A Common Stock.

Each of the Sponsor, AxonPrime Infrastructure Sponsor JV LLC, Prime Infrastructure Sponsor LLC, Axon Infrastructure Sponsor LLC and Mr. Sloss has sole power to vote or to direct the vote of -0- shares of Class  A Common Stock, sole power to dispose or to direct the disposition of -0- shares of Class  A Common Stock, shared power to dispose or to direct the disposition of 3,587,500 shares of Class A Common Stock and shared power to vote or to direct the vote of 3,587,500 shares of Class A Common Stock.

The Axon Fund has sole power to vote or to direct the vote of -0- shares of Class  A Common Stock, sole power to dispose or to direct the disposition of -0- shares of Class  A Common Stock, shared power to dispose or to direct the disposition of 1,500,000 shares of Class A Common Stock and shared power to vote or to direct the vote over  1,500,000 shares of Class A Common Stock.

Each of the Axon Investment Manager and Mr. Singh has sole power to vote or to direct the vote of -0- shares of Class  A Common Stock, sole power to dispose or to direct the disposition of -0- shares of Class  A Common Stock, shared power to dispose or to direct the disposition of 5,087,500 shares of Class A Common Stock and shared power to vote or to direct the vote of 5,087,500 shares of Class A Common Stock.

(c) Except as described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Class A Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D with respect to the Investment Agreements is incorporated by reference in its entirety into this Item 3.

Securities Assignment Agreement

As described in Item 4, in connection with the organization of the Issuer, 8,625,000 Founder Shares were transferred to the Sponsor by IMT pursuant to a Securities Assignment Agreement between the Issuer and IMT dated April 9, 2021 (the “Securities Purchase Assignment Agreement”). The description of the Securities Assignment Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Page 12 of 16 Pages

Insider Letter Agreement

On August 12, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s officers and directors and Mr. Sloss. Pursuant to the Letter Agreement, the Sponsor and each executive officer and director of the Issuer has agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor has also agreed to waive (1) redemption rights with respect to its Founder Shares and any public shares held by it in connection with the completion of the Issuer’s initial business combination; (2) redemption rights with respect to its Founder Shares and any public shares held by it in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemptions in connection with its initial business combination or to redeem 100% of the Issuer’s public shares if the Issuer has not consummated its initial business combination within 24 months from the closing of its IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) rights to liquidating distributions from the trust account with respect to any Founder Shares it holds if the Issuer fails to complete its initial business combination within 24 months from the closing of the IPO or during any extended time that the Issuer may have to consummate a business combination beyond 24 months as a result of a stockholder vote to amend the Issuer’s amended and restated certificate of incorporation (an “Extension Period”) (although it will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete its initial business combination within the prescribed time frame). In addition, the Letter Agreement provides that any Founder Shares (or Class A Common Stock issuable upon conversion thereof) held by the Sponsor, the Issuer’s officers and directors and Mr. Sloss are not transferable or salable, subject to specified exceptions, until the earlier of (A) one year after the completion of the Issuer’s initial business combination and (B) subsequent to such initial business combination, (x) if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, and (2) in the case of the private placement warrants and the respective Class A Common Stock underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination

The Letter Agreement also provides for the forfeiture of a certain number of Founder Shares depending on the extent to which the underwriters in the Issuer’s IPO exercise the over-allotment option granted to them by the Issuer.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Sponsor Warrants Purchase Agreement

On August 17, 2021, the Sponsor consummated the purchase of an aggregate of 3,333,333 private placement warrants (the “Private Warrants”) at a price of $1.50 per Private Warrant pursuant to the sponsor warrants purchase agreement (the “Sponsor Warrants Purchase Agreement”) dated August 12, 2021 between the Sponsor and the Issuer. The Private Warrants are subject to transfer restrictions, which provide that such Private Warrants and the underlying Class A Common Stock are not transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

 The summary of such Sponsor Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On August 17, 2021, in connection with the IPO, the Issuer, the Sponsor, and certain security holders of the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Sponsor was granted the right to make up to three demands that the Issuer register the securities held by the sponsor for sale under the Securities Act of 1933 (the “Securities Act”) and to have the securities covered thereby registered for resale pursuant to Rule 415 of the Securities Act. In addition, the Registration Rights Agreement grants the Sponsor the right to include its securities in other registration statements filed by the Issuer.

Page 13 of 16 Pages

The summary of such Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Investment Agreements

In connection with the consummation of the IPO, the Sponsor and the Issuer entered into the Investment Agreements with the Institutional Anchor Investors, which expressed an interest in purchasing up to an aggregate of $127.9 million of Units in the IPO at the offering price of $10.00, and such allocations were determined by the underwriters. The Investment Agreements provided that such Institutional Anchor Investors were entitled to purchase up to an aggregate of 650,000 Founder Shares at their original purchase price of $0.003 per share in connection with their participation in the IPO.  In addition, pursuant to the Investment Agreements, the Sponsor sold an aggregate of 66,666 Private Warrants to the Institutional Anchor Investors. On August 17, 2021, the underwriters allocated such Units and the Sponsor sold such Founder Shares and Private Warrants, as applicable, to the Institutional Anchor Investors in connection with the closing of the IPO.  After giving effect to such sales of Founder Shares, the Sponsor directly owns 3,587,500 Founder Shares, including 562,500 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part.

Pursuant to the Investment Agreements, the Institutional Anchor Investors agreed to (a) vote any Founder Shares held by them in favor of the Issuer’s initial business combination, (b) subject any Founder Shares, and in the case of any Institutional Investors that purchased Private Warrants, any Private Warrants, held by them to substantially the same transfer restrictions as the Founder Shares and Private Warrants, respectively, held by the Sponsor, the Issuer’s directors and officers and Mr. Sloss, as applicable (which transfer restrictions are described above under “—Insider Letter Agreement” and “Sponsor Warrants Purchase Agreement”), and (c) waive any right, title, interest or claim of any kind in or to any monies held in the Issuer’s trust account (including applicable redemption rights or rights to any liquidating distributions), or any other asset of the Issuer as a result of any liquidation of the Issuer, with respect to any Founder Shares held by them. The Institutional Anchor Investors are also entitled to registration rights as provided under the Registration Rights Agreement with respect to the Founder Shares and Private Warrants, as applicable, purchased by them.

The summary of such Investment Agreements contained herein is qualified in its entirety by reference to the full text of the form of Investment Agreement, a copy of which is filed as an exhibit hereto.

In connection with the consummation of the IPO, the Sponsor entered into investment agreements with 11 Institutional Anchor Investors, which provided that such Institutional Anchor Investors were entitled to purchase up to an aggregate of $127.9 million of Units and 650,000 Founder Shares at their original purchase price of $0.003 per share in connection with their participation in the IPO.  On August 17, 2021, the underwriters allocated such Units and the Sponsor sold and assigned such Founder Shares to the Institutional Anchor Investors immediately following the closing of the IPO.  After giving effect to such sales of Founder Shares, the Sponsor directly owned 3,587,500 Founder Shares, including 562,500 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, understandings or relationship (legal or otherwise) among the parties named in Item 2 above and between such persons and any person with respect to any of the Class A Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1
Letter Agreement dated August 12, 2021 among the Issuer and its officers, directors, Mr. Sloss and AxonPrime Infrastructure Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 23, 2021).

2.
Securities Assignment Agreement, dated April 19, 2021, between the Issuer and AxonPrime Infrastructure Sponsor LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-257777), filed on July 8, 2021).

3.
Registration Rights Agreement dated August 17, 2021 between the Issuer and certain securityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 23, 2021).

4.
Sponsor Warrants Purchase Agreement dated August 12, 2021 between the Issuer and AxonPrime Infrastructure Sponsor LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on August 23, 2021).

5.
Form of Investment Agreement among the Issuer, AxonPrime Infrastructure and each Institutional Anchor Investor (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-257777) filed with the Commission on August 4, 2021).

6.	Joint Filing Agreement among the Reporting Persons dated August 27, 2021.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2021

AXONPRIME INFRASTRUCTURE SPONSOR LLC

By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

AXONPRIME INFRASTRUCTURE SPONSOR JV LLC

By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

PRIME INFRASTRUCTURE SPONSOR LLC

By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

/s/ Dakin Sloss
Name:	Dakin Sloss

AXON INFRASTRUCTURE SPONSOR LLC

By:	/s/ Dinakar Singh
Name:	Dinakar Singh
Title:	Authorized Person

AXON PARTNERS, LP

By:	Axon Partners GP, L.P., its general partner

By:	/s/ Dinakar Singh
Name:	Dinakar Singh
Title:	Authorized Person

AXON CAPITAL LP

By:	/s/ Dinakar Singh
Name:	Dinakar Singh
Title:	Authorized Person

Page 15 of 16 Pages

ANNEX A

AxonPrime Infrastructure Sponsor LLC: The manager of AxonPrime Infrastructure Sponsor LLC is AxonPrime Infrastructure Sponsor JV LLC.

AxonPrime Infrastructure Sponsor JV LLC: The co-managing members of AxonPrime Infrastructure Sponsor JV LLC are Prime Infrastructure Sponsor LLC and Axon Infrastructure Sponsor LLC.  The officers of AxonPrime Infrastructure Sponsor JV LLC are as follows:
•	President: Jon Layman
•	Founder: Dakin Sloss
•	Vice President: Michael Hickey

Prime Infrastructure Sponsor LLC:  The managing member of Prime Infrastructure Sponsor LLC is The Immovable Movers Trust.  The co-trustees of The Immovable Movers Trust are Dakin Sloss and Gabrielle Sloss.

Axon Infrastructure Sponsor LLC: The managing member of Axon Infrastructure Sponsor LLC is Axon Capital LP.

Axon Capital LP: The general partner of Axon Capital LP is Axon GP, LLC.  The managing member of Axon GP, LLC is Dinakar Singh LLC.  The managing member of Dinakar Singh LLC is Dinakar Singh.

Axon Partners, LP: The general partner of Axon Partners, LP is Axon Partners GP, L.P.  The general partner of Axon Partners GP, L.P. is Axon GP, LLC.  The managing member of Axon GP, LLC is Dinakar Singh LLC.  The managing member of Dinakar Singh LLC is Dinakar Singh.

Page 16 of 16 Pages